SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
  For the plan year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
  For the transition period from               to
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC.
     300 Madison Ave.
     Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
     1. Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2007, and December 31, 2006

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2007 and December 31, 2006

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
     2. Exhibits
               (23) Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
RETIREMENT SAVINGS PLAN

Dated: June 30, 2008		Libbey Inc.
Employee Benefits Committee
Plan Administrator

	By:	/s/ Timothy T. Paige
Timothy T. Paige
Chairman
Employee Benefits Committee

	By:	/s/ Gregory T. Geswein

Gregory T. Geswein
Vice President and Chief Financial Officer of Libbey Inc.

A u d i t e d  F i n a n c i a l   S t a t e m e n t s   a n d
S u p p l e m e n t a l   S c h e d u l e
Libbey Inc. Retirement Savings Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Toledo, Ohio
June 26, 2008

Libbey Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value (Note 3)	$80,300,834	$72,424,797
Participant contribution receivable	–	1,858

Net assets available for benefits, at fair value	80,300,834	72,426,655

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 4)	243,850	158,031

Liablilities
Other liabilities	(303)	–

Net assets available for benefits	$80,544,381	$72,584,686

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions
Investment income:
Net appreciation in fair value of investments (Note 3)	$7,953,965	$9,186,424
Interest and dividends	191,690	185,664

	8,145,655	9,372,088

Contributions:
Participants	3,889,416	3,574,223
Employer	1,409,319	1,081,721

	5,298,735	4,655,944

Net transfer from Libbey Inc. Supplemental Retirement Plan	324,584	247,331

	13,768,974	14,275,363
Deductions
Participant withdrawals or benefits paid directly to participants	(5,806,683)	(8,464,061)
Other	(2,596)	(50,957)

Net increase	7,959,695	5,760,345

Net assets available for benefits:
Beginning of year	72,584,686	66,824,341

End of year	$80,544,381	$72,584,686

See accompanying notes.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
General
The Libbey Inc. Retirement Savings Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salary and non-union hourly employees.
The Plan is a defined contribution plan which provides eligible employees the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 50% of their eligible wages and are 100% vested immediately. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
Effective January 1, 2007, the Company contributes to the Plan on behalf of each participant an amount equal to one hundred percent (100%) of the participant’s first one percent (1%) of pretax contributions and fifty percent (50%) of the participant’s pretax contributions from two to six percent (2-6%), not to exceed three and a half percent (3.5%) of the participant’s eligible compensation. In previous years, the Company contributed fifty percent (50%) of the participants pretax contributions up to six percent (6%), not to exceed three percent (3%) of the participant’s eligible compensation. Effective January 1, 2007, Company matching contributions are allocated to investments based on the participant’s deferral elections. In previous years, the Company matching contributions were invested in Libbey Common Stock and could be immediately redirected by the participant. Company matching contributions are immediately 100% vested. Effective January 1, 2007, the Plan began automatically enrolling newly eligible participants.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Trusteed Assets
For the years ended December 31, 2007 and 2006, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Plan Expenses
Substantially all Plan administrative expenses are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts are based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has entered into fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs) through the JP Morgan Stable Value Fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
Investments whose fair value represents 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

Harbor International Fund*	$13,611,966	$11,538,611
Libbey Common Stock*	10,200,596	8,439,166
JP Morgan Stable Value*	8,781,217	8,274,087
Dodge and Cox Stock Fund	6,825,462	6,822,304
Harbor Capital Appreciation Fund*	6,536,891	5,864,779
Harbor Bond Fund*	5,173,449	4,498,516
AIM Small Cap Growth	4,919,633	4,000,188
American Century Investments Small Capital Value	**	4,151,773
Harbor Large Capital Value Fund*	**	3,940,725

*	The Fund is sponsored by the Plan Trustee or represents a party in interest.

**	Less than 5% of fair value of Plan’s net assets.
During 2007 and 2006, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2007	2006

Registered Investment Companies	$4,997,943	$6,918,340
Common/Collective Trusts	501,492	702,450
Common Stock	2,454,530	1,565,634

	$7,953,965	$9,186,424

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Synthetic Guaranteed Investment Contracts
The Plan invests in synthetic GICs which are wrap contracts paired with an underlying portfolio of investments owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Synthetic Guaranteed Investment Contracts (continued)
Wrap contracts are evergreen contracts that contain termination provisions. Wrap agreements permit the Fund’s investment manager to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts permit the issuer to terminate at market value and provide that the Fund may elect to convert such termination to an amortized election that effectively will immunize the Fund intending to result in contract value equaling market value of the underlying assets by such termination date. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract
•	A material misrepresentation
•	A material amendment to the plan agreement

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
4. Synthetic Guaranteed Investment Contracts (continued)
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
As described in note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yields for synthetic GICs	2007	2006

Based on actual earnings	6.74%	5.74%

Based on interest rate credited to participants	5.17%	5.32%

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
5. Loan Fund
The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, biweekly, or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant’s behalf in accordance with their current choice of investment options.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
7. Related-Party Transactions
Certain plan investments are shares of mutual funds managed by the trustee, JP Morgan Chase Bank, and shares of mutual funds managed by the Harbor Capital Advisors, the investment advisors of various defined benefit pension plans of the Company. The investments in mutual funds managed by JP Morgan Chase Bank and Harbor Capital Advisors qualify as party-in-interest transactions. There have been no known prohibited transactions with a party in interest.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Libbey Inc. Retirement Savings Plan
Notes to Financial Statements (continued)
9. Reconciliation Between Financial Statements and Form 5500
The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 follows:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$80,544,381	$72,584,686

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(243,850)	(158,031)

Net assets available for benefits per the Form 5500	$80,300,531	$72,426,655

The following is a reconciliation of net increase in assets available for benefits per the financial statements to the Form 5500 follows:

	December 31,
	2007	2006

Net increase in assets available for benefits per the financial statements	$7,959,695	$5,760,345
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(85,819)	(158,031)

Total net income and transfers of assets per the Form 5500	$7,873,876	$5,602,314

Supplemental Schedule

Libbey Inc. Retirement Savings Plan
EIN #34-1559357       Plan #001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Par, or Maturity	Current
Lessor, or Similar Party	Value Rate of Interest	Value

Registered Investment Companies:
American Century Investments	480,356 shares of Small Capital Value	$3,636,292
	440,954 shares of Strategic Moderate	3,020,533
	276,400 shares of Equity Income	2,155,921
	200,932 shares of Strategic Aggressive	1,655,676
	131,871 shares of Strategic Conservative	733,203

*Harbor	192,450 shares of International Fund	13,611,966
	434,744 shares of Bond Fund	5,173,449
	176,864 shares of Capital Appreciation Fund	6,536,891
	415,701 shares of Large Capital Value Fund	3,911,751

AIM	169,643 shares of Small Cap Growth	4,919,633

Dodge & Cox	49,367 shares of Stock Fund	6,825,462

American Funds	97,509 shares of Growth Fund of America	3,316,289

*JP Morgan	2,371,780 units, 100% US Treasury Money Market	2,371,780
	18,362 units of Cash Investment Fund	18,362

Common Collective Trusts:
*JP Morgan	72,009 shares of Stable Value Fund	8,781,217

Barclay’s	39,452 shares of Equity Index Fund	1,813,986
Common stock:
*Libbey Inc.	643,977 shares of Common Stock	10,200,596

* Participant loans	5% to 10.5%	1,617,827

Total investments		$80,300,834

*	Indicates a party in interest to the Plan.